                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ILLINOIS POWER COMPANY

                           (Name of Subject Company)

                             ILLINOIS POWER COMPANY

                      (Name of Person(s) Filing Statement)

        4.08% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-20-8
        4.20% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-30-7
        4.26% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-40-6
        4.42% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-50-5
        4.70% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-60-4
        7.75% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-79-4

                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                            Kathryn L. Patton, Esq.
                             Senior Vice President,
                         General Counsel and Secretary
                             Illinois Power Company
                             500 South 27th Street
                          Decatur, Illinois 62521-2200
                                 (217) 424-6600
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                WITH COPIES TO:

                                Julien R. Smythe
                                 Mark S. Croft
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        711 Louisiana, Suite 1900-South
                              Houston, Texas 77002
                                 (713) 220-5800
                              Fax: (713) 236-0822

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1. SUBJECT COMPANY INFORMATION.

    The information set forth in "Summary Term Sheet," "Summary," "Terms of the Tender Offer--Number of Shares; Purchase Prices" and "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement (the "Offer to Purchase and Consent Statement") on Schedule 14A filed with the Securities and Exchange Commission ("SEC") as Exhibit (a)(1)(i) to Schedule TO on February 25, 2002 and attached hereto as Exhibit (a)(1)(i) is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is Illinois Power Company ("IPC"), an Illinois corporation, the subject company. The information set forth in "Summary Term Sheet," "Summary," "Terms of the Tender Offer--Number of Shares; Purchase Prices," "Price Range of Shares; Dividends" and "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference. The information set forth in the Tender Offer Statement on Schedule TO filed with the SEC on February 25, 2002 and attached hereto as Exhibit (a)(1)(vii) is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Dynegy, Inc. and Illinova Corporation Merger" in IPC's Form 10-K405, filed with the SEC on March 28, 2001 is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) SOLICITATION OR RECOMMENDATION. The information set forth in "Summary Term Sheet," "Summary" and "Special Factors--Purpose of the Tender Offer; Determination of Purchase Price" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    (b) REASONS. The tender offer will not have a material impact on the business or operations of IPC, and IPC is, and will remain, a subsidiary of Illinova and an indirect subsidiary of Dynegy. IPC believes that the decisions as to whether to tender shares is a personal investment decision for its shareholders. Thus, neither IPC, its board of directors, nor any of its officers is expressing an opinion or making a recommendation and will remain neutral towards the tender offer. Illinova, however, believes that the purchase of the shares in the tender offer in conjunction with the approval of the proposed amendment represents an attractive opportunity that will benefit Illinova and IPC. The approval of the proposed amendment will provide IPC the flexibility to obtain financing on terms more advantageous to IPC than would otherwise be the case, which will indirectly benefit Illinova as the holder of all of IPC's common stock. Illinova also believes that its purchase of shares in the tender offer will facilitate the success of the consent solicitation. Each holder of shares of preferred stock must make their own decision as to whether to tender shares of preferred stock and, if so, how many shares to tender.

    (c) INTENT TO TENDER. After reasonable inquiry and to the best of IPC's knowledge, neither IPC nor any executive officer, director, affiliate or subsidiary of IPC owns, of record or beneficially, any shares of IPC's preferred stock.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in "Summary Term Sheet," "Summary," and "Fees and Expenses" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

                                       1
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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as described in this Schedule 14D-9 or elsewhere in Offer to Purchase and Consent Statement, IPC is not undertaking and has not engaged in any negotiations, or entered into any transaction, board resolution, agreement in principle, or signed contract in response to the tender offer that relate to: a tender offer or other acquisition of IPC's preferred stock by IPC, its subsidiaries or any other filing person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IPC or any of its subsidiaries; a sale or transfer of a material amount of assets of IPC or any of its subsidiaries; or any material change in the present capitalization or dividend policy of IPC.

ITEM 8. ADDITIONAL INFORMATION.

    None.

ITEM 9. EXHIBITS.

   EXHIBIT NUMBER       DESCRIPTION
---------------------   -----------
 (a)(1)(i)              Offer to Purchase and Consent Statement (incorporated by
                        reference to Exhibit (a)(1)(i) to the Schedule TO of
                        Illinois Power Company, Illinova Corporation and Dynegy Inc.
                        filed with the SEC on February 25, 2002).
 (a)(1)(ii)             Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of
                        Illinois Power Company, Illinova Corporation and Dynegy Inc.
                        filed with the SEC on February 25, 2002).
 (a)(1)(iii)            Form of Letter to Preferred Shareholders of Illinois Power
                        Company (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Illinois Power Company, Illinova
                        Corporation and Dynegy Inc. filed with the SEC on
                        February 25, 2002).
 (a)(1)(iv)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees (incorporated by reference to
                        Exhibit (a)(1)(iv) to the Schedule TO of Illinois Power
                        Company, Illinova Corporation and Dynegy Inc. filed with the
                        SEC on February 25, 2002).
 (a)(1)(v)              Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees
                        (incorporated by reference to Exhibit (a)(1)(v) to the
                        Schedule TO of Illinois Power Company, Illinova Corporation
                        and Dynegy Inc. filed with the SEC on February 25, 2002).
 (a)(1)(vi)             Guidelines of Certification of Taxpayer Identification
                        Number on Substitute Form W-9 (incorporated by reference to
                        Exhibit (a)(1)(vi) to the Schedule TO of Illinois Power
                        Company, Illinova Corporation and Dynegy Inc. filed with the
                        SEC on February 22, 2002).
 (a)(1)(vii)            Schedule TO (incorporated by reference to the Schedule TO of
                        Illinois Power Company, Illinova Corporation and Dynegy Inc.
                        filed with the SEC on February 25, 2002).

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

    Dated: February 25, 2002

                                                       ILLINOIS POWER COMPANY

                                                       By:    /s/ STEPHEN W. BERGSTROM
                                                              --------------------------------------
                                                       Name:  Stephen W. Bergstrom
                                                              --------------------------------------
                                                       Title: Chief Executive Officer
                                                              --------------------------------------

                                       4
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                                 EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------
 (a)(1)(i)              Offer to Purchase and Consent Statement (incorporated by
                          reference).
 (a)(1)(ii)             Form of Letter of Transmittal and Consent (incorporated by reference).
 (a)(1)(iii)            Form of Letter to Preferred Shareholders of Illinois Power
                          Company (incorporated by reference).
 (a)(1)(iv)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees (incorporated by reference).
 (a)(1)(v)              Form of Letter to Clients for use by Brokers, Dealers,
                          Commercial Banks, Trust Companies and Other Nominees
                          (incorporated by reference).
 (a)(1)(vi)             Guidelines of Certification of Taxpayer Identification
                          Number on Substitute Form W-9 (incorporated by reference).
 (a)(1)(vii)            Schedule TO (incorporated by reference).

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